FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 01 March 2019
Exhibit No. 2	Form 8.3 - MedicX Fund Limited dated 01 March 2019
Exhibit No. 3	Form 8.3 - MedicX Fund Limited dated 06 March 2019
Exhibit No. 4	Form 8.3 - Findel plc dated 07 March 2019
Exhibit No. 5	Director/PDMR Shareholding dated 11 March 2019
Exhibit No. 6	Morgan Stanley European Financials Conference dated 19 March 2019
Exhibit No. 7	Total Voting Rights dated 29 March 2019

Exhibit No. 1

1 March 2019

The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 28 February 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on that date on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	57	£ 2.652
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	56	£ 2.652

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	MedicX Fund Limited
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	28 February 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	6,554,153	1.48	0	0.00
(2) Cash-settled derivatives:	0	0	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0	0	0.00
TOTAL:	6,554,153	1.48	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary	Sale	3,500	£0.926

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	01 March 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	MedicX Fund Limited
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	05 March 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	6,567,153	1.48	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	6,567,153	1.48	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary	Purchase	13,000	£0.954

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	06 March 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
NatWest Markets Plc
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Findel plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held~~/dealing~~ undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	07 March 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	23.97p convertible
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	30,451,618	18.24	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	30,451,618	18.24	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	07 March 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

The Royal Bank of Scotland Group plc LEI: 2138005O9XJIJN4JPN90

NatWest Markets Plc LEI: RR3QWICWWIPCS8A4S074

Exhibit No. 5

11 March 2019
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.  The Royal Bank of Scotland Group plc (the Company) announces that conditional deferred awards over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) vested on 7 March 2019 to the PDMRs set out below. The conditional deferred awards were granted under theRBS 2014 Employee Share Plan (the Plan) between March 2016 and March 2018. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	45,915	21,581	24,334
Helen Cook	Chief HR Officer	26,486	12,450	14,036
Andrew McLaughlin1	CEO, RBS International	87,920	Nil	87,920
Katie Murray	Chief Financial Officer	45,655	21,459	24,196
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The above transactions took place outside of a trading venue.  The market price used to meet associated tax liabilities was £2.605. Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of between six and twelve months.

2.    The Company announces that conditional deferred awards over Shares have been granted on 7 March 2019 under the Plan to the PDMRs set out below:-

Name of PDMR	Position of PDMR	Maximum no. of Shares eligible to vest
Bruce Fletcher	Chief Risk Officer, RBS Group	273,038
Andrew McLaughlin	CEO, RBS International	189,610
Katie Murray	Chief Financial Officer	272,613

The above transactions took place outside of a trading venue.  The market price per Share used on the grant of the above awards was £2.637. Awards will be eligible to vest between years 2019 and 2026.  Malus provisions will apply up until vest and clawback provisions will apply for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the seven year period, for relevant PDMRs. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve month retention period.

3.    The Company announces that conditional long term incentive awards over Shares vested on 7 March 2019 to the PDMRs set out below.  The conditional long term incentive awards were granted under the Plan in March 2015 (or as otherwise stated).  The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	18,075	8,496	9,579
Helen Cook	Chief HR Officer	9,002	4,231	4,771
Bruce Fletcher2	Chief Risk Officer, RBS Group	132,705	62,466	70,239
Les Matheson	CEO, Personal Banking	91,169	43,762	47,407
Ross McEwan	Chief Executive	185,549	87,209	98,340
Andrew McLaughlin3	CEO, RBS International	26,859	986	25,873
Simon McNamara	Chief Administrative Officer	102,109	49,013	53,096
Alison Rose	CEO, Commercial & Private Banking	98,463	46,278	52,185
2 The PDMR's awards were granted on 7 November 2018 to replace awards which the PDMR had forfeited on leaving HSBC and were announced on 9 November 2018.
3 The PDMR became Jersey tax resident shortly after the date of the award.  Accordingly only a very small amount of the award is subject to UK tax withholding by the employer.  The remainder of the award is subject to Jersey income tax which will be paid by the PDMR directly to the Jersey tax authority.

With the exception of Mr Fletcher's awards:
●        the above transactions took place outside of a trading venue;
●        the market price used to meet associated tax liabilities was £2.605; and
●        Shares retained after payment of associated tax liabilities are subject to a six month retention period from vesting.

For Mr Fletcher's awards:
●        the vesting took place on the London Stock Exchange (XLON);
●        a market price of £2.620 was used to meet associated tax liabilities; and
●        vested Shares, after payment of associated tax liabilities, will be subject to retention periods of between six and thirty months, in line with the original terms of his forfeited HSBC awards.

4.    The Company announces that conditional long term incentive awards over Shares have been granted on 7 March 2019 under the Plan to the PDMRs set out below.  The awards were subject to a pre-grant performance assessment and a further performance assessment will take place at the end of three years. Subject to this pre-vest assessment, awards will be eligible to vest between years 2022 and 2026.  Malus provisions will apply up until vest and clawback provisions will apply for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the seven year period.

Name of PDMR	Position of PDMR	Maximum no. of Shares eligible to vest
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	284,415
Mark Bailie	CEO, Bó	511,946
Helen Cook	Chief HR Officer	312,856
Chris Marks	CEO, NatWest Markets	568,829
Les Matheson	CEO, Personal Banking	417,141
Ross McEwan	Chief Executive	625,712
Simon McNamara	Chief Administrative Officer	417,141
Alison Rose	CEO, Commercial & Private Banking	568,829
David Wheldon	Chief Marketing Officer	246,493

The above transactions took place outside of a trading venue.  The market price per Share used on the grant of the above awards was £2.637. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve month retention period.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 6

The Royal Bank of Scotland Group "RBS" - Morgan Stanley European Financials Conference

Ross McEwan, RBS CEO, will participate in a fireside chat at the Morgan Stanley European Financials Conference in London on Tuesday 19th March 2019 at 8:50am (GMT).  A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation  in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 March 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 March 2019
Ordinary shares of £1	12,090,048,219	4	48,360,192,876
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,090,948,219		48,363,792,876

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 March 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary